

The Future All Payloaders Hope For

M. Brian Barnett, Founder & CEO

barnett@solstarspace.com

+1 505 934-6528

October 11,2018



Internet of Things in Space

FIRST COMMERCIAL WIFI IN SPACE
APRIL 29, 2018

SOLSTAR



Photo Courtesy Blue Origin

- First to get FCC clearance
- First commercial internet service provider in space
- 100% Commercial Infrastructure
- 100% privately funded
- First Commercial Tweet
- WiFi Hotspot Service from launchpad to landing

Tipping Point Moment

30 Year Journey- Vision, Passion, Persistence



NASA

Johnson Space Center


BARNETT
National Aeronautics and
Space Administration
George C. Marshall

NASA

Marshall Space Flight Center

Customer -Validation



Tracking of LearJet Fleet
over the Internet
2008



Schmitt Space Communicator Data Relay



Harrison "Jack" Schmitt

Apollo 17



Customer/Technology Validation



Photo Courtesy Blue Origin

Solstar SC-1x inside Crew Capsule

Solstar Team



Photo Courtesy Blue Origin

Payloaders/Researchers

Internet of Things in Space

First Commercial Tweets from Space

April 29, 2018


No Service
12:12 PM
28%
Following
Solstar
@SolstarOFFICIAL Follows you
Clay Mowry and YennyCocq follow
Connecting People and Things in Space to Earth
Santa Fe, NM solstar.net
160 Following 98 Followers
Tweets Tweets & replies Media Likes
Solstar @SolstarOFFICIAL · 49s
Brought to you from above the Karman Line – this tweet from Solstar's Space Communicator on board #NewShepard! Testing WiFi capabilities in space for space entrepreneurs everywhere. #WiFiInSpace
Solstar @SolstarOFFICIAL · 2d
Ladies and Gentlemen, Solstar is Go for #WifiinSpace! on Sunday April 29th! We look forward to the ride to space! Thanks



Why *Commercial* WiFi in Space?



Here's the #3Dprinted ratchet wrench aboard @Space_Station that you can print, too! nasa3d.arc.nasa.gov/detail/wrench-...
Wrench

Internet of things and Machines in Space

For WI-Fi Enabled Payloads



Economical,

Commercial Service for People, Things, and machines in Space

Slayton Space Communicator for ISS



Deke Slayton
Right Stuff

Apollo Soyuz



Slayton Data Relay concept for ISS and other LEO applications

'Charlie' App-payload access tool

SOLSTAR



Charlie Walker

First Commercial Astronaut
and Solstar Advisor



Two-Way Data Interaction
with Payloads during
Spaceflight

Tipping Point Technology

STEM – Girls & Woman in Aerospace



#TextsToSpace



Internships

FIRST COMMERCIAL WIFI IN SPACE
Documentary


Solstar_Wifi in Space on Vimeo
https://vimeo.com/290203929
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10/10/2018



Solstar Team

Post Flight

We're 3 for 3!



#TextsToSpace

November 2013


BLUE ORIGIN

Photo Courtesy Blue Origin

First Commercial WiFi/Tweet in Space

April 29, 2018



Photo Courtesy Blue Origin

WiFi Altitude Record (74 Miles)

July 18, 2018

#GoSolstar

Internet of Things in Space